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                             August 11, 2023

       David Hsu
       Chief Executive Officer
       SolarMax Technology, Inc.
       3080 12th Street
       Riverside, CA 92507

                                                        Re: SolarMax
Technology, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed August 7,
2023
                                                            File No. 333-266206

       Dear David Hsu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form S-1 filed on August 7, 2023

       Use of Proceeds, page 65

   1. Please clarify why you disclose net proceeds of the offering as $16.9 million in Use of
                                                        Proceeds, but as
$15,730,000 in the Capitalization section on page 66.
       Exhibits

   2. We note your auditors consent at exhibit 23.1. Please have your auditors amend their consent to refer to the
correct registration statement amendment.
 David Hsu
FirstName LastNameDavid
SolarMax Technology,  Inc. Hsu
Comapany
August 11, NameSolarMax
           2023            Technology, Inc.
August
Page 2 11, 2023 Page 2
FirstName LastName
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Asher Levitsky